UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number:  001-31913

NOVAGOLD RESOURCES INC.

(Translation of registrant’s name into English)

Suite 2300 - 200 Granville Street, PO Box 24

Vancouver, British Columbia , Canada  V6C 1S4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

Exhibits 99.1 and 99.2 are incorporated by reference into the registration statement on Form F-10 (No. 333-141410):

99.1     Consent of McCarthy Tétrault LLP; and

99.2     Consent of Blake, Cassels & Graydon LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC. (Registrant)

Date: March 19, 2008	By: /s/ Elaine Sanders _______________________________ Name: Elaine Sanders Title: Vice President - Finance